Mail Stop 3561

October 2, 2006

By Facsimile and U.S. Mail

Robert Panico
President and Chief Executive Officer
Gateway Energy Corporation
500 Dallas Street
Suite 2615
Houston, TX 77002

> **Re:** **Gateway Energy Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed March 30, 2006**
> **File No. 0-06404**

Dear Mr. Panico:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 8A. Controls and Procedures, page 20

1.      In future filings please disclose the principal executive and financial officers'
        conclusions on the effectiveness of the small business issuer's disclosure controls
        and procedures to be as of the end of the period covered by the report, not within
        90 days prior to the filing date of the report.  See Item 307 of Regulation S-B.

Item 13. Exhibits, page 21

2.      Please advise or include a complete list of the registrant's subsidiaries in your
        future interim and annual filings. See Item 601(b)(21) of Regulation S-B.

Consolidated Balance Sheets, page F-3

3.      Please tell us if the loss of exclusivity to the nitrogen removal process has
        affected the recoverability of the capitalized license costs, if at all.  We note that
        page eight discusses an unfavorable settlement with Advanced Extraction
        Technologies, Inc. (AET) on September 15, 2005 and that treating and other
        revenue has been consistently decreasing over the recent three year period.  In
        your response please include the results of your impairment test as of your
        balance sheet date including the date(s) of the test, the carrying and estimated fair
        value amounts of the license and the method utilized to establish fair value.  Also
        please tell us if the nonexclusive status has affected management's estimate of the
        useful life of the license and the basis for management's conclusion.

Consolidated Statements of Operations, page F-4

4.      In sequential order, please describe how the back-to-back purchase and sale
        transaction occurs and your accounting treatment.  Please tell us whether you
        contract to purchase gas from a supplier and take title to the natural gas before an
        order is placed by your customer, and if you receive inventory price protection
        from any gas suppliers.  Tell us about the payment and collection terms for
        purchased gas including if the sale price for purchased gas is collected prior to its
        delivery to customers, if you or the gas supplier is responsible for collecting the
        sales price from end user customers and if you are required to pay the full amount
        owed to the supplier regardless of whether the full sales price is collected from
        the customer.  Expand your disclosure in future filings accordingly.

5.      Please tell us why the operating results for the Madisonville pipeline facility have
        been reclassified as discontinued operations taking into account you continue to
        maintain a majority interest in the ten inch pipeline connected to the facility.  Tell
        us why the disposal should not be classified within continuing operations and

accounted for as a disposal of a group of assets that is not a component of an entity.  See paragraphs 41 and 42 of SFAS No. 144 and SAB Topic 5Z. Please reconcile your explanation with the disclosure that the three, four and ten inch lines as well the Processing Agreement in the First Amended and Restated Master Agreement is all considered part of the Company's Madisonville Pipeline Facility. We refer you to page six of Form 10-KSB for the year ended December 31, 2004.

6.      Please tell us if, after the sale of Madisonville assets on July 27, 2005, you have recognized any revenue for the treatment of natural gas at the Madisonville facility.  Please tell us how the sale of Madisonville has impacted your use of the capitalized license costs and the recognition of treating revenue generated by the facility, if at all.

Exhibits 31.1 and 31.2

7.      In future filings please exclude all titles and list only the individual names of the certifying officers in your introductory paragraphs.  The wording in each certification should be in the exact format provided by Item 601(b)(31) of Regulation S-B.  Please confirm for us, if true, the certifications of your officers are not limited in their individual capacities by the inclusion of their professional titles.

As appropriate, please respond to these comments within 10 business days, or tell us when you will provide us with a response.  Detailed letters greatly facilitate our review.  File your response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341, Donna Di Silvio at (202) 551-3202, or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief